UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

PEOPLESOFT, INC.

(Name of Subject Company)

PEPPER ACQUISITION CORP.

ORACLE CORPORATION

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

712713106

(Cusip Number of Class of Securities)

Daniel Cooperman

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William M. Kelly

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,173,815,850	$499,462

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 316,605,941 (number of shares of common stock of subject company outstanding as of May 27, 2003 (according to the Agreement and Plan of Merger, dated June 1, 2003, by and among subject company, J.D. Edwards & Company and Jersey Acquisition Corporation, filed with the J.D. Edwards & Company Form 8-K filed on June 3, 2003, with the Securities and Exchange Commission) by $19.50 (the purchase price per share offered by Offeror).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.008090% of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$409,815	Filing Party:	Oracle Corporation
Form or Registration No.:	SC TO-T	Date Filed:	June 9, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Amendment No. 7 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on June 9, 2002 by Oracle Corporation, a Delaware corporation (“Parent”), and Pepper Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of PeopleSoft, Inc., a Delaware corporation (the “Company”), at $16.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 9, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

The price per Share to be paid pursuant to the Offer has been increased from $16.00 per Share to $19.50 per Share, net to the seller in cash, without interest. The full text of the press release issued by Parent on June 18, 2003, announcing the increase in the offer price is filed herewith as Exhibit (a)(5)(xv). All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the offer price of $16.00 per Share are hereby amended and restated to refer to $19.50 per Share.

The Offer to Purchase is further amended as follows:

The phrase “$5.1 billion” in the response to the question “Do you have the financial resources to pay for the shares” in the Summary Term Sheet is hereby deleted and replaced with the phrase “$6.2 billion”.

The response to the question “What does the Board of Directors of PeopleSoft, Inc. think of the offer” in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“On June 12, 2003, PeopleSoft, Inc. issued a press release, and filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9, announcing that PeopleSoft, Inc.’s Board of Directors had voted to recommend that PeopleSoft, Inc.’s stockholders reject the offer. Oracle Corporation has indicated in public statements and in communications to the Board of Directors of PeopleSoft, Inc. that Oracle Corporation continues to desire to meet with the Board of Directors of PeopleSoft, Inc. to discuss the offer. Other than the public statements of PeopleSoft, Inc., Oracle Corporation has received no response to the these communications.”

The phrase “$5.1 billion” in the first sentence of the first paragraph of Section 10 (“Source and Amount of Funds”) is hereby deleted and replaced with the phrase “$6.2 billion”.

The following is hereby inserted at the end of Section 11 (“Background to the Offer”).

“On June 12, 2003, PeopleSoft, Inc. issued a press release, and filed a solicitation/recommendation statement with the SEC on Schedule 14D-9, announcing that the Company Board had voted to recommend that the Company’s stockholders reject the Offer. Parent has indicated in public statements and in communications to the Company Board that Parent continues to desire to meet with the Company Board to discuss the Offer. Other than the public statements of the Company, Parent has received no response to the these communications.”

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

On June 16, 2003, the Company and J.D. Edwards & Company (“J.D. Edwards”) announced that they had amended the Agreement and Plan of Merger (as amended, the “Merger Agreement”), dated as of June 1, 2003, by and among the Company, J.D. Edwards and Jersey Acquisition Corporation (“Jersey Acquisition”). Pursuant to the Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of June 16, 2003, by and among the Company, J.D. Edwards and Jersey Acquisition, which is filed as an exhibit to the Schedule 13-D/A filed by the Company and Jersey Acquisition on June 17, 2003, the Company and Jersey Acquisition will commence an offer to exchange all of the outstanding shares of J.D. Edwards common stock for the right to receive a combination of cash and Shares with a value equal to the sum of $7.05 plus the value of 0.43 of a Share averaged over a 5-trading-day period. The Purchaser and Parent believe that the Company and J.D. Edwards have entered into this amendment for the purpose of denying Company stockholders the opportunity to vote on the issuance of Shares in connection with the proposed merger between the Company and J.D. Edwards.

On June 18, 2003, Parent and Purchaser filed a Complaint in the Court of Chancery of the State of Delaware, New Castle County, against the Company, Craig A. Conway, David A. Duffield, Aneel Bhusri, Steven D. Goldby, A. George Blatte, Frank J. Fanzilli, Cyril J. Yansouni and J.D. Edwards. The Complaint alleges that the defendants breached their fiduciary duties to Company stockholders, and in the case of J.D. Edwards, aided and abetted breaches of fiduciary duties by the other defendants, by, among other things, failing to accept or even adequately to consider the Offer, amending the Merger Agreement to deny Company stockholders a vote on the proposed merger between the Company and J.D. Edwards and wasting the Company’s corporate assets by initiating unreasonable rebate programs for customers in a further attempt to thwart the Offer. The Complaint seeks declaratory and injunctive relief, including, among other things, rescission of the amended Merger Agreement and redemption of the preferred stock purchase rights. A copy of the Complaint is filed herewith as Exhibit (a)(5)(xvi).

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase dated June 9, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated June 9, 2003.*

(a)(5)(i)	Text of press release issued by Parent, dated June 6, 2003.*

(a)(5)(ii)	Text of press release issued by Parent, dated June 9, 2003.*

(a)(5)(iii)	Text of information on Parent’s website, posted June 10, 2003.*

(a)(5)(iv)	Text of press release issued by Parent, dated June 10, 2003.*

(a)(5)(v)	Slide presentation by Parent, dated June 13, 2003.*

(a)(5)(vi)	Text of press release issued by Parent, dated June 13, 2003.*

(a)(5)(vii)	Complaint and Jury Demand filed in the District Court for the City and County of Denver, Colorado on June 12, 2003.*

(a)(5)(viii)	Complaint filed in the Superior Court of the State of California, County of San Mateo on June 12, 2003.*

(a)(5)(ix)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(x)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xi)	Complaint filed in the Superior Court of the State of California, County of Alameda on June 13, 2003.*

(a)(5)(xii)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(xiii)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xiv)	Text of information on Parent’s website, posted June 16, 2003.*

(a)(5)(xv)	Text of press release issued by Parent, dated June 18, 2003.

(a)(5)(xvi)	Complaint filed in the Court of Chancery of the State of Delaware, New Castle County, on June 18, 2003.

(a)(5)(xvii)	Transcript of Conference Call held by Parent on June 18, 2003.

(a)(5)(xviii)	Investor presentation by Parent, dated June 18, 2003.

(b)(1)	Commitment letter described in Section 9, “Source and Amount of Funds” of the Offer to Purchase (the “Commitment Letter”).*

(b)(2)	Side Letter to the Commitment Letter.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2003

ORACLE CORPORATION
By:	/s/ SAFRA CATZ
	Name:	Safra Catz
	Title:	Executive Vice President

PEPPER ACQUISITION CORP.

By:	/s/ SAFRA CATZ
	Name:	Safra Catz
	Title:	President

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated June 9, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated June 9, 2003.*

(a)(5)(i)	Text of press release issued by Parent, dated June 6, 2003.*

(a)(5)(ii)	Text of press release issued by Parent, dated June 9, 2003.*

(a)(5)(iii)	Text of information on Parent’s website, posted June 10, 2003.*

(a)(5)(iv)	Text of press release issued by Parent, dated June 10, 2003.*

(a)(5)(v)	Slide presentation by Parent, dated June 13, 2003.*

(a)(5)(vi)	Text of press release issued by Parent, dated June 13, 2003.*

(a)(5)(vii)	Complaint and Jury Demand filed in the District Court for the City and County of Denver, Colorado on June 12, 2003.*

(a)(5)(viii)	Complaint filed in the Superior Court of the State of California, County of San Mateo on June 12, 2003.*

(a)(5)(ix)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(x)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xi)	Complaint filed in the Superior Court of the State of California, County of Alameda on June 13, 2003.*

(a)(5)(xii)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(xiii)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xiv)	Text of information on Parent’s website, posted June 16, 2003.*

(a)(5)(xv)	Text of press release issued by Parent, dated June 18, 2003.

(a)(5)(xvi)	Complaint filed in the Court of Chancery of the State of Delaware, New Castle County, on June 18, 2003.

(a)(5)(xvii)	Transcript of Conference Call held by Parent on June 18, 2003.

(a)(5)(xviii)	Investor presentation by Parent, dated June 18, 2003.

(b)(1)	Commitment letter described in Section 9, “Source and Amount of Funds” of the Offer to Purchase.*

(b)(2)	Side Letter to the Commitment Letter.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed